Exhibit 99.1

GENFIT Announces New Data at the European Association for the Study of the Liver (EASL) Congress 2023

Lille (France); Cambridge (Massachusetts, United States); Zurich (Switzerland); June 7, 2023 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and severe liver diseases, today announced that it will present new data at the EASL Congress which will take place on June 21-24, 2023 in Vienna, Austria.

Posters and Presentations

GENFIT has had three abstracts accepted for poster sessions. Presentations include preclinical data showing the beneficial effects of nitazoxanide (NTZ) in an Acute-on-Chronic Liver Failure (ACLF) disease model, NIS2+™ as an effective screening tool for optimizing patient selection in clinical trials targeting at-risk Non-Alcoholic Steatohepatitis (NASH) and NIS2+™ as the most adapted Non- Invasive Test (NIT) for an efficient identification of at-risk NASH that is not impacted by age.

Poster 1: Preclinical data showing beneficial effects of NTZ in an ACLF disease model

Title: Nitazoxanide counteracts lipopolysaccharide-induced hepatic and renal transcriptomic profile changes to improve systemic inflammation and organ damage in a disease model of acute- on-chronic liver failure

Poster: THU-342

Author/s: Legry V. et al.

Session: June 22, 2023: Cirrhosis and its complications: Experimental and pathophysiology (selected for the Poster Tour that will be held between 4:15pm – 5:00pm at the Cirrhosis & complications track hub).

Poster 2: NIS2+™ as an effective screening tool for optimizing patient selection in clinical trials targeting at-risk NASH

Title: NIS2+™ as a screening tool for optimizing patient selection in nonalcoholic steatohepatitis therapeutic trials

Poster: SAT-421

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Author/s: Ratziu V., Harrison S.A. et al.

Session: June 24, 2023 between 9.00am – 5.00pm at NAFLD: Diagnostics and non-invasive assessment (selected for inclusion in the Best of EASL Congress summary slide deck).

Poster 3: NIS2+™ as the most adapted Non-Invasive Test (NIT) for an efficient identification of at-risk NASH that is not impacted by age

Title: Impact of age as a confounding factor on non-invasive blood-based tests for the evaluation of non-alcoholic fatty liver disease (NAFLD): comparing NIS2+™ to established tests

Poster: SAT-417

Author/s: Anstee, Q.M. et al.

Session: June 24, 2023 between 9.00am – 5.00pm at NAFLD: Diagnostics and non-invasive assessment

Key events

GENFIT will host an investigator meeting on June 22, 2023 in relation to the international UNVEIL- IT™ Phase 2 study which is currently being conducted, evaluating VS-01 in ACLF.

ABOUT EASL

The European Association for the Study of the Liver (EASL) Annual Congress is a major international conference for researchers, physicians, and other healthcare professionals in the field of liver disease. The annual meeting typically features presentations on the latest research and advances in the diagnosis, treatment and management of liver conditions, as well as opportunities for networking and professional development. EASL Congress 2023 is scheduled to take place in Vienna from June 21st to 24th 2023 at Messe Wien Exhibition Congress Centre, and will likely attract more than 9000 attendees worldwide.

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ABOUT ACLF

GENFIT’s Acute-on-Chronic Liver Failure (ACLF) franchise now comprises 3 clinical stage assets (VS- 01, NTZ and SRT-015) based on differentiated mechanisms of action leveraging complementary pathways.

ACLF is a rare, life-threatening, but potentially reversible condition of varied etiology. ACLF is recognized clinically as a syndrome, globally defined by multi-organ dysfunction and failure in patients with chronic liver disease or liver cirrhosis and high short-term mortality within a period of 28 to 90 days.

Patients with cirrhosis may initially be compensated. With progression, many patients will go on to have acute decompensation of cirrhosis characterized by the rapid development of complications such as ascites, hepatic encephalopathy (HE), gastrointestinal hemorrhage, or bacterial infection, which are very common causes of hospitalization. On admission, approximately 30% of these patients will develop liver and/or other organ failure(s) (i.e, brain, kidneys, cardiovascular and respiratory) and will be considered as having ACLF.1 2 3 4 5

ABOUT NIS2+™

NIS2+™ is a blood-based diagnostic test specifically designed to detect at-risk NASH among patients with metabolic risk factors based on an independent 2-biomarker panel. It was developed and validated by GENFIT as a robust Non-Invasive Test (NIT) across characteristics of interest such as type-2 diabetes, age and sex, allowing large-scale implementation in clinical practice.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and severe liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in liver disease research and development with a rich history and strong scientific heritage spanning more than two decades. Thanks to its expertise in bringing early-stage assets with high potential to late development and pre-commercialization stages, today GENFIT boasts a growing and diversified pipeline of innovative therapeutic and diagnostic solutions.

1 Arroyo V et al., J Hepatol, 2015, 62(1 Suppl), S131-S143

2 Malik R et al., J Hepatol, 2009, 51(3), 426-9

3 Olson JC et al., Hepatology, 2011, 54(5), 1864-72

4 Jalan R et al., J Hepatol, 2012, 57(6), 1336-48

5 Wlodzimirow KA et al., Liver International, 2013, 33(1), 40-42

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Its R&D pipeline covers six therapeutic areas via seven programs which explore the potential of differentiated mechanisms of action, across a variety of development stages (pre-clinical, Phase 1, Phase 2, Phase 3). These diseases are acute on-chronic liver failure (ACLF), hepatic encephalopathy (HE), cholangiocarcinoma (CCA), urea cycle disorder (UCD), organic acidemias (OA) and primary biliary cholangitis (PBC). Beyond therapeutics, GENFIT’s pipeline also includes a diagnostic franchise focused on NASH and ACLF.

GENFIT has facilities in Lille and Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995 in relation to the clinical performance of NIS2+™ in NASH and NTZ in ACLF patients. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “targeted”, “anticipated”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, cost of, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, exchange rate fluctuations, potential synergies related to the acquisition of Versantis, our capacity to integrate its assets, develop its programs and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2022 Universal Registration Document filed with the AMF on April 18, 2023, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2022 Annual Report on Form 20-F filed with the SEC on April 18, 2023. In addition,

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even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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